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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Streamline Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Coast Village Circle
(No. and Street)

Santa Barbara	California	93108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve L. Gevirtz — (805) 565-2232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Gevirtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streamline Capital Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Calif.
County of Santa Barbara
Subscribed and sworn (or affirmed) to before me this 18 day of January, 2005

Notary Public

Signature

PRINCIPAL
Title

MARY L. ORTEGA
Commission # 1390765
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Streamline Capital Corporation

I have audited the accompanying statement of financial condition of Streamline Capital Corporation as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamline Capital Corporation as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 19, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Streamline Capital Corporation
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 71,544
Accounts receivable	91,000
Securities, not readily marketable	10,050
Prepaid expenses	379
Deposits	9,961
Total assets	$ 182,934

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 57,666
Sublease deposits	4,100
Total liabilities	61,766
Commitments and contingencies	–
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized 100 shares issued and outstanding	12,000
Additional paid-in capital	249,221
Accumulated deficit	(140,053)
Total stockholder's equity	121,168
Total liabilities & stockholder's equity	$ 182,934

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Operations
For the year ended December 31, 2004

Revenues	
Consulting fees	$ 199,175
Rental income	130,158
Realized gains (losses)	(5,025)
Total revenues	324,308
Expenses	
Employee compensation and benefits	68,982
Commissions and consulting fees	53,333
Communications	2,917
Occupancy and equipment rental	177,234
Interest	1,270
Tax and license fees, other than income	6,834
Other operating expenses	53,210
Total expenses	363,780
Income (loss) before income taxes	(39,472)
Income tax provision	800
Net income (loss)	$ (40,272)

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2004

	Common Stock	Additional Paid - In Capital	Retained Earnings Accumulated Deficit	Total
Balance at December 31, 2003	$ 12,000	$ 130,278	$ (99,781)	$ 42,497
Issuance of additional paid–in capital	–	118,943	–	118,943
Net income (loss)	–	–	(40,272)	(40,272)
Balance at December 31, 2004	$ 12,000	$ 249,221	$(140,053)	$ 121,168

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Cash Flow
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (40,272)
Adjustments to reconcile to net income (loss) to net cash used in operating activities		
(Increase) decrease:		
Accounts receivable	$ (91,000)	
Prepaid expense	(379)	
(Decrease) increase in:		
Accounts payable	28,739	
Total adjustments		(62,640)
Net cash used in operating activities		(102,912)
Cash flows from investing activities:		
Expiration of options	5,025	
Net cash used in investing activities		5,025
Cash flows from financing activities:		
Proceeds from additional paid–in capital	118,943	
Net cash provided by financing activities		118,943
Net increase in cash		21,056
Cash at beginning of year		50,488
Cash at end of year		$ 71,544

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ 1,270

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Streamline Capital Corporation (The "Company") was incorporated in California in June of 1993, under the name of Protective Brokerage Corporation. In January of 1997, the Company changed its name to Streamline Capital Corporation. The Company first began receiving revenue in 1997.

The Company operates under a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the National Association of Securities Dealers (NASD).

The consulting fee incomes are for retainers that are paid after letters of agreement are signed for merger and investment banking business. Additionally, transaction fees are earned in the form of commission income, based on the completion of corporate finance transactions. To date, clients have participated in a broad array of industries, including telecommunications, healthcare, apparel packaging, utility outsourcing and defense.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes its retainer fee income when earned. The retainer fees are received from clients typically on a monthly basis as outlines in the Investment Banking Agreement at inception and are not contingent on the completion of at transaction. In the case of valuation work, 50% of the fee is usually paid up-front, with the remaining 50% payable upon the delivery of the final product.

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2004 the Company charged $500 to other operating expenses for advertising costs.

Note 2: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first and second tranches have expired. The Company has the remaining options to exercise in the following tranches:

		Exercisable on	Expires on	Exercise Price
Tranche 3	1,500 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $10,050.

Note 3: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the California minimum tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement for office spaces in Santa Barbara under a noncancellable lease which commenced in February 2001 and expires on January 31, 2006.

The future minimum lease expenses for office space are:

December 31,	
2005	185,233
2006	14,306
2007	–
	$ 199,539

Total rent expense for the year ended December 31, 2004 was $170,533.

The Company has also entered into certain noncancellable leases for office equipment and an automobile. These leases vary in length and expiration.

The future minimum lease expenses for office equipment and the auto are:

December 31,	
2005	$ 10,577
2006	10,577
2007	7,274
2008	1,830
Thereafter	–
	$ 30,258

The lease expense for the year end December 31, 2004 was 10,900.

The Company is currently subleasing a portion of its office space to an unrelated party. Future minimum revenues from this space are:

December 31,	
2005	96,000
2006	8,000
2007	–
	$ 104,000

The total rent income for the year ended December 31, 2004 was $130,158.

NOTE 5: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 6: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company's net capital of $9,778 exceeded the minimum net capital requirement by $4,778; and the Company's ratio of aggregate indebtedness ($61,766) to net capital was 6.32 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 31,112
Adjustments:		
Accounts payable	$ (21,334)	
Total adjustments		(21,334)
Net capital per audited statements		$ 9,778

Streamline Capital Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Stockholder's equity		
Common stock	$ 12,000	
Additional paid-in capital	249,221	
Retained earnings	(140,053)	
Total stockholder's equity		$ 121,168
Less: Non-allowable assets		
Account receivable	(91,000)	
Securities, not readily marketable	(10,050)	
Prepaid expense	379	
Lease deposit	(9,961)	
Net adjustments to stockholder's equity		(111,390)
Net capital		9,778
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,118	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 4,778
Ratio of aggregate indebtedness to net capital	6.32:1	

There was a $21,334 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 7

See independent auditor's report.

Streamline Capital Corporation
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Streamline Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Streamline Capital Corporation

In planning and performing my audit of the financial statements and supplement schedules of Streamline Capital Corporation for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Streamline Capital Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 19, 2005